Titan Holding Group, Inc.

531 Airport North Office Park,

Fort Wayne, Indiana 46825

January 10, 2011

Ms. Pamela A. Long, Asst. Director

U.S. Securities and Exchange Commission

Mail Stop 4561

Washington, DC 20549

Re:

Titan Holding Group, Inc.

Request for Accelerated Effectiveness

File No. 333-168920

Dear Ms. Long,

On behalf of Titan Holding Group, Inc. (the “Company”), I hereby request effectiveness of the Company’s S-1 Registration Statement filed with the U.S. Securities and Exchange Commission (“SEC”) on January 10, 2011.

By requesting accelerated effectiveness, the Company is acknowledging its awareness of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement and the following:

•

Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Accordingly, we are requesting an effective date and time of January 12, 2011 at 1:00 p.m., or as soon as practicable thereafter. This date and time have been selected after consultation with Mr. Craig Slivka, Special Counsel to the SEC, to allow adequate time for review of this request by the SEC.

In the event you have any questions, please do not hesitate to contact me at (260) 490-9990 or our counsel, Clifford J. Hunt, Esquire, of the Law Office of Clifford J. Hunt, P.A., at (727) 471-0444.

Sincerely,

TITAN HOLDING GROUP, INC.

/s/: Brian Kistler

Brian Kistler, Chief Executive Officer

cc:

Clifford J. Hunt, Esquire